March 7, 2025

Jorn Husemoen
Chief Financial Officer
Crown LNG Holdings Ltd
37th Floor
1 Canada Square
Canary Wharf, London
Greater London E14 5AA
United Kingdom

       Re: Crown LNG Holdings Ltd
           Amendment No. 6 to Registration Statement on Form F-1
           Filed March 5, 2025
           File No. 333-282396
Dear Jorn Husemoen:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1 filed March 5, 2025
General

1. We note disclosure in your Form 6-K filed March 5, 2025, that, on March 4, 2025, the
       Company received a written notification from Nasdaq indicating that the Staff determined that the Company had received an additional 180 calendar days, or until
       September 1, 2025, to regain compliance with the Bid Price Rule. Please make corresponding updates to disclosure regarding same throughout your prospectus.
 March 7, 2025
Page 2

       Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Andrew M. Tucker, Esq.